Exhibit 99.1

Anthony

Hsieh

Dear Fellow loanDepot Stockholders:

As the founder and largest voting stockholder of loanDepot, Inc. (NYSE: LDI), on February 7, 2023, I nominated Steve Ozonian, a highly accomplished, independent real estate executive, for election to the Board of Directors of the Company at the Company’s upcoming 2023 Annual Meeting of stockholders.

This is not a decision I came to lightly. The past year has been difficult. In the face of challenge, I firmly believe it is important to seek out fresh perspectives. As leaders of this Company and stewards of stockholder capital, the Board must always challenge itself to be a dynamic center of passionate, informed and relevant perspectives to help guide the Company to future success.

Mr. Ozonian’s experience and perspective will be additive to the loanDepot Board of Directors at this critical juncture for the Company. The recent rise in rates and challenging macroeconomic environment make Mr. Ozonian’s potential appointment all the more urgent.

I had hoped that the Board of Directors as a whole would support Mr. Ozonian’s nomination and acknowledge what I view as an urgent need for board refreshment. I have sought to engage with the Board to consider Mr. Ozonian and the need for refreshment over the past few months but there has been no appetite for meaningful discussions. Instead, I have only seen signals that leave me very concerned that the scourge of board entrenchment is taking hold. The Board’s recent decision to create a committee that excludes me and my director designee — in order to contest Mr. Ozonian’s nomination — only accentuates this concern, as does its decision that I should no longer serve as Executive Chairman.

As the largest single stockholder of the Company, I have an obligation to act. Holding over a 40% economic interest, I have a clear incentive to see the Company succeed and am aligned with stockholders in pursuing the objective of creating long-term value. I believe my fellow stockholders will see Mr. Ozonian’s experience with consumer fintech and real estate leadership as crucial to navigating the challenges the current market presents loanDepot. I have come to know Mr. Ozonian professionally over the years and have great respect for his accomplishments in – and deep knowledge of – the real estate and consumer fintech industries. We are not affiliated in any way, and he qualifies as an independent director under all applicable standards. There are no agreements between us as to how he would address any issue that would come before the Board. My objective in nominating him is for the Company to have the benefit of his remarkable experience to help position the Company to succeed in its current operating environment. I beneficially own an aggregate of approximately 57.3% of the combined voting power of the Company’s outstanding common stock. I intend to vote all shares of common stock that I beneficially own in favor of Mr. Ozonian.

Since my founding of the Company in 2010, it has been our goal to deliver the American Dream of home ownership to individuals and families across the nation. We have always believed that online demand for mortgage products and services was going to grow as millennials purchased their first homes, and we believed the market would gravitate to originators with a recognizable brand that could deliver seamless experiences on par with emerging and best-in-class digital technologies. As a result of our dedication to this vision and a relentless commitment to thinking and doing differently to maximize innovation, we have built a company that harnesses technology and data to serve our customers throughout the entire loan transaction in a way that is personalized, convenient, and fast. I am very proud of what this Company has accomplished. However, like most mortgage businesses, we face significant challenges in the current interest rate and operating environment.

I have worked to convey the challenges on the horizon to the Board for months, but my pushes to bring fresh perspectives and additive skillsets to the Board have been unsuccessful. As I have told the Board, for us to overcome the current challenges and continue to provide exceptional service to our customers and value to our stockholders, we will need to continue to innovate. Having Mr. Ozonian on our Board helps us do just that.

There are currently eight directors serving on the Board, only two of whom have terms expiring at the Annual Meeting. When I raised the idea of adding Mr. Ozonian to the Board, I suggested that the Board consider replacing one of its directors who is not up for election this year with Mr. Ozonian. My understanding is that certain members of the Board do not wish to do so. I also understand that certain members of the Board intend to nominate the two incumbent directors whose terms expire at this year’s Annual Meeting, Andrew Dodson and Pamela Hughes Patenaude, for re-election at the 2023 Annual Meeting.

Mr. Dodson is a representative of Parthenon Capital, LLC. Per a stockholders agreement, I have previously committed to vote for the election as director of the Company the representative of Parthenon, and I intend to honor that commitment. Given the voting power I have, my commitment to vote for Andrew Dodson will result in his election at the Annual Meeting. Therefore, unless the Nominating and Governance Committee demonstrates willingness to consider alternative options of adding Mr. Ozonian to the Board, my nomination of Mr. Ozonian will, by default, result in a challenge to the re-election of Ms. Patenaude. My decision to nominate Mr. Ozonian is not intended to target Ms. Patenaude personally, nor is it a negative reflection on the current management team and the wonderful people of loanDepot. It is simply a reflection of the urgency I believe is necessary to address the Company’s challenges by appointing a director with significant and relevant operating experience.

As I have stated, I have significant economic interest in the long-term performance of loanDepot. I do not take this decision lightly. I remain hopeful that the Board will change its position and seek to engage constructively with me regarding the potential appointment of Mr. Ozonian. I founded this Company with a passion for delivering the American Dream of home ownership to individuals and families across the nation. That passion still burns just as bright, if not brighter, today. My interests and motivation behind this decision are those of a founder and long-term stockholder of loanDepot who wants to see the Company reach its full potential.

Thank you for your support,

/s/ Anthony Hsieh
Anthony Hsieh

Biography of Steve Ozonian

Steve Ozonian, 67, currently serves and has served as CEO of the Williston Financial Group since August 2017 and currently serves and has served on Williston’s Board of Directors since 2011. Mr. Ozonian currently serves and has served on the Board of Directors of LendingTree, Inc. since 2011 and previously served on the LendingTree Board of Directors from August 2008 to November 2010. Mr. Ozonian currently serves as the Lead Independent Director, Chair of the Audit Committee, and Chair of the Compensation Committee of LendingTree. Mr. Ozonian previously served as Chief Executive Officer of LendingTree’s proprietary full service real estate brokerage business, known as RealEstate.com, between November 2010 and March 2011. Mr. Ozonian also previously served as the Chairman of the Board of Directors of Global Mobility Solutions, a global provider of human resources and real estate services. Mr. Ozonian has held other high-level positions in the homeownership industry including Chairman and CEO of Prudential’s real estate and related businesses, CEO of Realtor.com, and National Homeownership Executive for Bank of America. Mr. Ozonian is a member of the Board of Directors of Attom Data, a real estate data services company. Mr. Ozonian is also a member of the Board of Directors of Inside Real Estate, a real estate software services provider to the residential real estate industry.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Anthony Hsieh (the “Investor”), may file a preliminary and definitive proxy statement and accompanying proxy card with the U.S. Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of the Investor’s director nominee at the 2023 annual meeting of stockholders of loanDepot, Inc., a Delaware corporation (the “Company”).

THE INVESTOR STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY AND THE DEFINITIVE PROXY STATEMENTS AND OTHER PROXY MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENTS AND OTHER PROXY MATERIALS WITHOUT CHARGE, IF AND WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Anthony Hsieh and Steven Ozonian.

As of the date hereof, Anthony Hsieh beneficially owns 4,244,205 shares of Class A Common Stock, par value $0.001 per share, of the Company. The Investor also beneficially owns 147,657,247 shares of Class C Common Stock, par value $0.001 per share, of the Company. As of the date hereof, Steve Ozonian does not own any shares of common stock or any other securities of the Company.